

06010461

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
JAN 24 2006
213
SECTION

17 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

10 JANUARY TO 17 JANUARY 2006

193	12/01/2006 : 17:25:00	Smiths Group PLC - Director/PDMR shareholding
194	17/01/2006 : 12:37:00	Smiths Group PLC - Additional Listing
195	17/01/2006 : 14:56:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	17:25 12-Jan-06
Number	8779W

smiths

12 JANUARY 2006

DR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   INTERESTS OF DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   HOLDING OF THE DIRECTOR NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   DIRECTOR NAMED IN 3 ABOVE
8. State the nature of the transaction:
   i) EXERCISE OF OPTIONS UNDER THE TI GROUP EXECUTIVE SHARE OPTION SCHEMES BY DIRECTOR
   ii) MARKET SALE OF SHARES BY DIRECTOR
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   EXERCISE OF OPTIONS OVER 79,684 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.014%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
    MARKET SALE OF 79,684 SHARES BY DIRECTOR
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.014%
13. Price per *share* or value of transaction:
    i) OPTION EXERCISE PRICES
       17,953 SHARES AT 849.79p PER SHARE
       61,731 SHARES AT 907.23p PER SHARE
    ii) MARKET SALE PRICE
       1016.5498p PER SHARE

14. Date and place of transaction: 12 JANUARY 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    80,254 SHARES = 0.014%
16. Date issuer informed of transaction 12 JANUARY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT
Date of notification 12 JANUARY 2006

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	12:37 17-Jan-06
Number	0405X

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under The Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:56 17-Jan-06
Number	0516X

smiths

17 JANUARY 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES:
BARCLAYS BANK TRUST COMPANY LTD;
BARCLAYS CAPITAL SECURITIES LTD;
BARCLAYS GLOBAL FUND ADVISORS;
BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD;
BARCLAYS GLOBAL INVESTORS CANADA LTD;
BARCLAYS GLOBAL INVESTORS LTD;
BARCLAYS GLOBAL INVESTORS, N.A.;
BARCLAYS GLOBAL INVESTORS JAPAN LTD;
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING;
BARCLAYS LIFE ASSURANCE CO LTD;
BARCLAYS PRIVATE BANK AND TRUST LTD;
BARCLAYS PRIVATE BANK LTD; AND
GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SHAREHOLDER	*SHARES*
BANK OF NEW YORK	39,786
BARCLAYS CAPITAL NOMINEES LTD	261,873
BARCLAYS GLOBAL INVESTORS CANADA	30,641
BARCLAYS TRUST CO & OTHERS	1,735
BARCLAYS TRUST CO AS EXEC/ADM	94
BARCLAYS TRUST CO DMC69	11,500
BARCLAYS TRUST CO E99	1,635
BARCLAYS TRUST CO R69	56,272
BNP PARIBAS	59,759
CHASE NOMINEES LTD 16376 A/C	304,678
CHASE NOMINEES LTD 20947 A/C	6,186,110
CHASE NOMINEES LTD 28270 A/C	245,214
CIBC MELLON GLOBAL SECURITIES	39,035
CLYDESDALE NOMINEES HGB0125 01201420 A/C	2,300
GERRARD NOMINEES LIMITED 602698 A/C	475

GERRARD NOMINEES LIMITED 603856 A/C	3,040
GERRARD NOMINEES LIMITED 604331 A/C	460
GERRARD NOMINEES LIMITED 627729 A/C	1,000
GERRARD NOMINEES LIMITED 643975 A/C	1,800
GERRARD NOMINEES LIMITED 659481 A/C	450
GERRARD NOMINEES LIMITED 659792 A/C	640
GERRARD NOMINEES LIMITED 660137 A/C	500
GERRARD NOMINEES LIMITED 660302 A/C	1,500
GERRARD NOMINEES LIMITED 660318 A/C	14,500
GERRARD NOMINEES LIMITED 660430 A/C	230
GERRARD NOMINEES LIMITED 660632 A/C	1,350
GERRARD NOMINEES LIMITED 660758 A/C	7,000
GERRARD NOMINEES LIMITED 660851 A/C	6,500
GERRARD NOMINEES LIMITED 660968 A/C	713
GERRARD NOMINEES LIMITED 768557 A/C	3,350
GERRARD NOMINEES LIMITED 770101 A/C	2,500
GERRARD NOMINEES LIMITED 781271 A/C	3,000
GRIEG MIDDLETON NOMINEES LIMITED	229,226
GRIEG MIDDLETON NOMINEES LIMITED 126066DA A/C	400
GRIEG MIDDLETON NOMINEES LIMITED 523475DN A/C	100,000
GRIEG MIDDLETON NOMINEES LIMITED 562979DN A/C	6,800
INVESTORS BANK AND TRUST CO.	8,532,090
JP MORGAN (BGI CUSTODY) 16331 A/C	153,632
JP MORGAN (BGI CUSTODY) 16338 A/C	33,400
JP MORGAN (BGI CUSTODY) 16341 A/C	463,105
JP MORGAN (BGI CUSTODY) 16342 A/C	70,947
JP MORGAN (BGI CUSTODY) 16344 A/C	50,851
JP MORGAN (BGI CUSTODY) 16345 A/C	87,646
JP MORGAN (BGI CUSTODY) 16400 A/C	5,883,116
JP MORGAN (BGI CUSTODY) 17011 A/C	9,245
JP MORGAN (BGI CUSTODY) 18408 A/C	25,979
JPMORGAN CHASE BANK	1,106,040
MASTER TRUST BANK	6,386
MELLON TRUST - US CUSTODIAN/	138,951
MELLON TRUST OF NEW ENGLAND	111,449
MITSUBISHI TRUST INTERNATIONAL	4,061
MITSUI ASSET	7,343
NORTHERN TRUST BANK - BGI SEPA	303,003
R C GREIG NOMINEES LTD	1,830,303
R C GREIG NOMINEES LTD AK1 A/C	633,246
R C GREIG NOMINEES LTD BL1 A/C	155,017
R C GREIG NOMINEES LTD CM1 A/C	74,290
R C GREIG NOMINEES LTD GP1 A/C	178,354
R C GREIG NOMINEES LTD SA1 A/C	98,021
REFLEX NOMINEES LTD	594
STATE STREET BANK & TRUST - WI	111,199
STATE STREET BOSTON	315,254
STATE STREET TRUST OF CANADA	41,586
SUMITOMO TB	3,029
THE NORTHERN TRUST COMPANY - U	64,064
TRUST & CUSTODY SERVICES BANK	5,416
ZEBAN NOMINEES LTD	260

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 17 JANUARY 2006

12. Total holding following this notification: 28,123,943 SHARES (AT 13 JANUARY 2006)

13. Total percentage holding of issued class following this notification*: 4.97%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 17 JANUARY 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

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